Filed by First Data Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Commission File No: 001-31527

Subject Company: Concord EFS, Inc.

First Data Corporation issued the following press release today:

Investor Relations Contacts:

David Banks (First Data) 303-967-8057

Media Relations Contacts:

Staci Busby (First Data) 303-967-7188

First Data Not Required to Hold Another Shareholder Meeting

on Proposed Merger with Concord EFS

DENVER – December 18, 2003 – First Data Corp. (NYSE: FDC) today announced that the New York Stock Exchange (NYSE) has advised the company that it will not require First Data to obtain further shareholder approval under the NYSE’s Shareholder Approval Policy in connection with the amendment to the merger agreement entered into with Concord EFS, Inc. (CE). No other requirements for shareholder approval apply. First Data shareholders approved the original merger agreement previously on October 28, 2003.

The transaction is subject to Concord shareholder approval.

About First Data

First Data Corp. (NYSE: FDC), with global headquarters in Denver, helps power the global economy. As a leader in electronic commerce and payment services, First Data serves approximately 3 million merchant locations, 1,400 card issuers and millions of consumers, making it easy, fast and secure for people and businesses to buy goods and services using virtually any form of payment. With 29,000 employees worldwide, the company provides credit, debit, smart card and stored-value card issuing and merchant transaction processing services; Internet commerce solutions; money transfer services; money orders; and check processing and verification services throughout the United States. First Data also offers a variety of payment services in the United Kingdom, Australia, Canada, Japan, Mexico, Spain, the Netherlands, the Middle East and Germany. Its Western Union and Orlandi Valuta money transfer networks include a total of approximately 169,000 agent locations in more than 195 countries and territories.

Not a Proxy Solicitation

This communication is not a solicitation of a proxy from any security holder of Concord EFS, Inc. First Data Corporation will be filing an amended proxy statement/prospectus with the Securities and Exchange Commission (SEC) and other relevant documents concerning the planned merger of Concord EFS, Inc. with a subsidiary of First Data Corporation. WE URGE INVESTORS TO READ THE AMENDED PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by First Data Corporation will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO, 80111. Documents filed with the SEC by Concord EFS, Inc. will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN, 38133.

First Data, its directors and executive officers and other members of its management and employees, may be deemed to be participants in the solicitation of proxies in connection with the planned merger. Information about the directors and executive officers of First Data and their ownership of First Data stock is set forth in the proxy statement for First Data’s 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of the participants by reading the amended proxy statement/prospectus, when it becomes available.